SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03028274

FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


RECD S.E.C.
AUG 0 1 2003
1086

(Mark One)

/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2002.

OR

/_/ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from _______ to _________

Commission file number: 0-19065

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sandy Spring Bancorp, Inc.
17801 Georgia Ave.
Olney, Maryland 20832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandy Spring Bancorp
Cash and Deferred Profit Sharing
Plan and Trust
(Name of Plan)

Date: July 31, 2003

By: Sandy Spring Bancorp, Inc.
Plan Sponsor and Administrator



Hunter R. Hollar, President and
Chief Executive Officer
Sandy Spring Bancorp, Inc.

Item 4. Financial Statements and Exhibits.

(a) Financial Statements: Financial statements of the Plan.

1. Independent Auditor's Report
2. Statement of Net Assets Available for Plan Benefits
3. Statement of Changes in Net Assets Available for Plan Benefits
4. Notes to Financial Statements
5. Supplemental Schedule Relating to ERISA and DOL Regulations

(b) Exhibits:

23. Consent of Independent Accountants

SANDY SPRING BANCORP
CASH AND DEFERRED PROFIT SHARING PLAN

REPORT ON AUDITS
OF FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	
FINANCIAL STATEMENTS	
Statements of Net Assets Available for Plan Benefits	1
Statements of Changes in Net Assets Available for Plan Benefits	2
NOTES TO FINANCIAL STATEMENTS	3 - 7
SUPPLEMENTAL SCHEDULES RELATING TO ERISA AND DOL REGULATIONS	
Schedule of Assets (Held at End of Year)	8
Schedule of Assets (Acquired and Disposed of Within Year)	9


STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

INDEPENDENT AUDITORS' REPORT

Profit Sharing Committee
Sandy Spring Bancorp Cash and Deferred
Profit Sharing Plan
Olney, Maryland

We have audited the accompanying statements of net assets available for plan benefits of Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held for investment at end of year) and schedule of assets (acquired and disposed of within year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stegman & Company

Baltimore, Maryland
July 16, 2003

Suite 200, 405 East Joppa Road Baltimore, Maryland 21286 ∘ 410-823-8000 ∘ 1-800-686-3883 ∘ Fax: 410-296-4815
∘ www.stegman.com ∘

SANDY SPRING BANCORP
CASH AND DEFERRED PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Cash	$ -	$ 15,742
Investments:		
Securities carried at fair value	17,851,614	16,823,724
Participants loans - at cost	151,800	121,258
Total investments	18,003,414	16,944,982
Receivables:		
Employer's contribution	1,283,303	1,361,173
Employee contributions	3,135	-
Total receivables	1,286,438	1,361,173
TOTAL ASSETS	19,289,852	18,321,897
LIABILITIES -		
Ineligible contributions and excess deferrals	92,709	-
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$19,197,143	$18,321,897

See accompanying notes.

SANDY SPRING BANCORP
CASH AND DEFERRED PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS (REDUCTIONS) TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Interest and dividend income	$ 227,784	$ 260,728
(Depreciation) appreciation in fair value of investments:		
Mutual funds	(1,574,078)	(1,148,470)
Common stock	23,290	4,278,950
	(1,550,788)	3,130,480
	(1,323,004)	3,391,208
Contributions:		
Employer's general contribution	1,279,565	1,209,977
Employer's matching contribution	299,142	627,764
Salary deferral contributions	2,010,661	1,450,317
Participant rollover contributions	397,923	166,553
	3,987,291	3,454,611
Total additions	2,664,287	6,845,819
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Benefits paid to or for participants	1,690,962	959,914
Participant expenses	5,370	9,747
Ineligible contributions and excess deferrals	92,709	-
Total deductions from net assets	1,789,041	969,661
NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	875,246	5,876,158
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR	18,321,897	12,445,739
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$19,197,143	$18,321,897

See accompanying notes.

SANDY SPRING BANCORP
CASH AND DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments

Sandy Spring Bancorp, Inc. stock is valued at the daily average of trades in the stock on the last day of the Plan year. CIGNA Guaranteed Income Fund is reported at contract value which approximates fair value. All other investments are presented at their respective quoted market prices. Money market accounts are stated at cost.

2. DESCRIPTION OF PLAN

The following description of the Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Sandy Spring Bancorp credited with three months of eligibility service, as defined.

Contributions

Employees will receive an annual bonus to be contributed to the Plan. The amount of the bonus will be determined by using a financial modeling system, (Stakeholders), derived from the Company's strategic goals.

Cash or Deferred Option

Participants may elect to receive up to 33% of their annual allocation of the employer profit sharing contribution in cash.

Salary Deferral Contributions

Participants may authorize the Company to defer a portion of their annual compensation for contribution to the Plan in accordance with procedures established by the plan administrator. Amounts deferred will not currently be subject to federal or state income taxation until withdrawn from the Plan upon retirement, death or disability or other separation from service. Earnings on such contributions will accumulate income-tax deferred until the account is distributed.

Retirement

Upon retirement, or total and permanent disability before retirement, participants are entitled to receive the full vested value of their accounts (employer plus voluntary). Participant account balances may be paid in a lump sum or in periodic installments.

If the total value of the participant employer account is $5,000 or less, the plan administrator may require a distribution of the entire account balance in a lump sum.

Death Benefits

Upon the participant's death, the value of the participant accounts is paid to the participant's beneficiary.

Vesting

Each participant is fully vested in contributions made into the Plan. Participants will vest over a 5-year period for the company match. See footnote 9 for the vesting schedule.

Hardship Distributions

A participant may elect a hardship distribution prior to separation of service provided the participant meets the hardship distribution requirements of the Plan.

Loan Provisions

The Plan provides for a participant to borrow from their participant account in accordance with the loan policy provisions of the Plan.

Termination of the Plan

In the event of termination of the Plan, the value of the interests of all affected participants is determined as soon as possible and, if the sponsor elects, a lump sum payment of each affected participant's undistributed plan account is made.

Forfeited Accounts

At December 31, 2002 and 2001, forfeited nonvested accounts totaled $19,027 and $0, respectively. These accounts will be used to reduce the employer's matching contribution for active participants.

Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated October 30, 2002 that the Plan is qualified and the trust established under the Plan is tax-exempt, under Sections 401 and 501 of the Internal Revenue Code.

3. TRUSTEE AND PLAN ADMINISTRATION

Trustee

For 2001 and through September 30, 2002, CIGNA Bank and Trust was authorized to act as trustee of the Plan's funds. Beginning October 1, 2002, First Mercantile Trust became the new Trustee of the Plan's funds.

Plan Administration

The employer is the Plan Administrator and is responsible for maintaining records on participants, determining eligibility for benefits, and interpreting and administering the provisions of the Plan. The employer absorbs all costs of plan administration for active employees.

4. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows at December 31:

	2002	2001
CIGNA Guaranteed Income Fund	$ -	$ 2,479,194
Janus Worldwide Fund	-	1,330,599
Morgan Stanley Fund	-	1,744,139
FMT/Dodge & Cox Stock Fund	973,117	-
FMT/PIMCO Total Return Fund	1,050,413	-
FMT Money Market Fund	2,884,854	-
Sandy Spring Bancorp, Inc. common stock (2002 - 232,672 shares; 2001 - 252,684 shares)	7,673,504	8,066,248
	12,581,888	13,620,180
All other less than 5%	5,421,526	3,324,802
Total investments	$18,003,414	$16,944,982

5. INELIGIBLE CONTRIBUTIONS AND EXCESS DEFERRALS

During 2002 the Trustees of the Plan became aware that certain participants of the Plan had made contributions and salary deferrals in excess of statutory and Plan limitations. As a result, the Plan made corrective distributions to those participants in the amount of $92,709 in 2003. Excise taxes in the amount of $958 were paid by the Plan sponsor.

6. INVESTMENT CONTRACT WITH INSURANCE COMPANY

For 2001 and through September 30, 2002, the Plan had an investment contract with Connecticut General Life Insurance Company (CGLIC). CGLIC maintained the contribution in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract was included in the financial statements as CIGNA Guaranteed Income Fund. Contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants ordinarily directed the withdrawal or transfer of all or a portion of their investment at contract value.

There were no reserves against contract value for credit risk of the contract issue or otherwise. The average yield and crediting interest rate was approximately 5% for 2001.

7. PARTICIPANT DIRECTED FUNDS

The Plan allows participants to have Salary Deferral Contributions as well as any employer contributions made during the year, invested in the common stock of Sandy Spring Bancorp. In 1992, the Plan began offering participants the option of selecting from an increased number of investment alternatives.

8. RECONCILIATION TO FORM 5500

The financial statements at December 31, 2002 agrees with Form 5500 filed with the IRS.

9. PLAN AMENDMENTS

The Plan has been amended during the year ended December 31, 2001 as follows:

Effective January 1, 2001, the Plan was amended and restated to include the following new provisions:

1. Introduction of an employer match based on a participant's years of service using the following schedule:

Years of Service	Match Equals
Less than 5 years	50% of the first 4% of pay
5 - 9 years	75% of the first 4% of pay
10 or more years	100% of the first 4% of pay

The match is based on all services, including service before January 1, 2001.

2. The employer match allocated to participants will be subject to a vesting schedule based on the participant's years of service.

Years of Service	Percent Vested
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

All years of service count, including those years completed before January 1, 2001. If you leave the Plan all nonvested match dollars are forfeited.

3. An increase in investment opportunities through a brokerage account. This option allows participants to maintain a plan brokerage account and invest up to 50% of their total vested accounts in individual stocks and bonds.

Effective October 1, 2001, the Plan was restated by modifying the first paragraph of Section 6.11 to provide as follows:

> A person who was an eligible employee during a contribution period shall be eligible to receive an allocation of profit-sharing contributions for such contribution period only if he is employed by an employer or a related company on the last day of the contribution period; furthermore, an employee acquired through a merger or acquisition before October 1st, shall be eligible for the profit-sharing contribution made with respect to the year in which the merger or acquisition was effective. Employees acquired through a merger or acquisition on or after October 1st shall not be eligible for the profit-sharing contribution made with respect to the year in which the merger or acquisition was effective.

Participants should refer to the restated plan agreement for a more complete description of the Plan's provisions.

SUPPLEMENTAL SCHEDULES RELATING TO
ERISA AND DOL REGULATIONS

SANDY SPRING BANCORP
CASH AND DEFERRED PROFIT SHARING PLAN
DECEMBER 31, 2002

FORM 5500 – SCHEDULE H
PART IV – ITEM 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION #52-1532952
PLAN #002

(a) *	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest collateral, par, or maturity value	(e) Current Value
	FMT Money Market	Common/Collective Fund	$ 2,884,853
	FMT Lifestyle Conservative Growth	Common/Collective Fund	192,227
	FMT Lifestyle Moderate Growth	Common/Collective Fund	276,566
*	Sandy Spring Bank Stock Fund	Common/Collective Fund	7,673,504
	FMT/PIMCO Total Return	Common/Collective Fund	1,050,413
	FMT/Longleaf Partners	Common/Collective Fund`	648,475
	FMT/Vanguard 500 Index	Common/Collective Fund	652,640
	FMT/Columbia Real Estate Equity	Common/Collective Fund	572,490
	FMT/Navellier Mid-Cap	Common/Collective Fund	337,723
	FMT/Royce Micro-Cap	Common/Collective Fund	776,496
	FMT/Neuberger Berman Genesis	Common/Collective Fund	760,606
	FMT/Dodge & Cox Stock	Common/Collective Fund	973,117
	FMT/Morgan Stanley	Common/Collective Fund	611,592
	FMT/Amer. Funds Amcap	Common/Collective Fund	440,912
	Participant Loans	4.25% to 9.50%	151,800
	Total assets held for investment		$18,003,414

* represents that the party identified in column (b) is a party-in-interest.

SANDY SPRING BANCORP
CASH AND DEFERRED PROFIT SHARING PLAN
DECEMBER 31, 2002

FORM 5500 – SCHEDULE H
PART IV – ITEM 4(i)
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN THE YEAR)
EMPLOYER IDENTIFICATION #52-1532952
PLAN #002

(a) Issue or Identity of Party for Fund	(b) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(c) Cost of Acquisition	(d) Proceeds of Disposition
Participant Loans	4.25% to 9.50%	$ -	$ -


STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Sandy Spring Bancorp, Inc.

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 and Post Effective Amendment No. 2 to Form S-8 (Registration Nos. 33-29316 and 33-48453) and the related Prospectus for the Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan sponsored by Sandy Spring Bancorp, Inc. of our report dated July 16, 2003, appearing on page 1 of this Annual Report on Form 11-K.

Stegman & Company

Baltimore, Maryland
July 30, 2003

Suite 200, 405 East Joppa Road Baltimore, Maryland 21286 ◦ 410-823-8000 ◦ 1-800-686-3883 ◦ Fax: 410-296-4815
◦ www.stegman.com ◦